Exhibit 11

The Standards of the Code of Ethics

1.	Compliance with the Law

BOS employees shall comply with the law, regulations and procedures applicable to their actions.

2.	Ethical Standards

BOS employees are expected to maintain consistently high ethical standards, on and off BOS premises. In their conduct, employees are expected to maintain honesty, trust, fairness, good faith and loyalty, and to demonstrate integrity in all of their actions. Equal opportunity shall be given to all persons, without discrimination based on age, race, sex, religion, ethnic origin or any other matter. All employees must respect the rights of their fellow associates and third parties, and their actions must be free from discrimination, libel, slander or harassment.

3.	Disclosure

BOS employees shall make full, accurate, reliable and timely disclosure of their actions and of those matters for which they are responsible, to their superiors in such manner as shall enable BOS to meet the disclosure requirements applicable to it in its capacity as a public company, at such time, in such scope and at such level of reliability as BOS is committed. Errors shall be corrected immediately upon detection, and a report shall be made to the relevant manager. Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any BOS record (including files related to clients or third parties) is prohibited.

4.	Conflict of Interests

BOS employees shall not be involved in any activity, including personal investment, loans, guarantees, etc., whether of their own or of a family member, in which there is a conflict of interest between their personal needs and the business of the BOS Group, or which may be interpreted as such, unless with the express, written approval of BOS (the BOS Group includes BOS, its subsidiaries and related companies). BOS employees may not compete with the Company in any way. BOS employees shall immediately notify the member of the management to whom they report of any event of a conflict of interest, either existing or which may arise, between their personal relationships and their professional relationships at the Company. Directors shall report any fears of a conflict of interest to the Board of Directors no later than at the opening of the first meeting of the Board of Directors to be held after their becoming aware of the particular circumstances. In the event of doubt, employees or directors may consult with the management representative in this matter - the CFO, or with the Company's legal advisor.

5.	Business Relations

Employees who maintain business relations on behalf of the Company, with suppliers/ sub-contractors/ consultants/ customers or other service providers related to the Company, shall act out of consideration for the Company's best interests, without partiality and without involving any considerations of personal benefit in these relations. Customers shall be treated fairly, openly and honestly, and a high level of service shall be provided. Aggressive selling should not include misstatements, innuendo or rumors about the Company’s competition or their products and financial condition. BOS employees shall not make unsupportable promises concerning BOS's products. The Company shall compete vigorously but honestly with its competitors.

6.	Gifts

BOS employees and all persons with whom they have personal relations shall politely reject any gifts, favors or any other remuneration offered to them by entities related to BOS, beyond levels authorized by BOS management. No benefits may be given to any public representatives in Israel or overseas. Gifts on behalf of the Company to customers or other entities shall be given solely by the employees expressly authorized for this purpose.

7.
Receivables from BOS's customers / payments to our suppliers or any other entity engaged in business relations with the Company, shall be made by the Company's employees authorized for this purpose, by checks or bank transfer crediting/debiting only the Company or by direct transfer by or to the Company’s bank account, but in any event, will not be received or paid for in cash. Cash payments by the Company can be made only from the Company’s “petty cash” according to the Company’s procedures and against the suitable documentation/ invoices/ receipts. Employees are prohibited from exchanging favors with entities with whom they have business relations. Such exchanges could be perceived as a commitment.

8.	Engagements

Engagement with suppliers, like all engagements binding the Company, shall be made by the entity authorized to make such engagements, in accordance with agreed considerations, the Company's procedures and signatory powers.

9.	Confidentiality

BOS employees shall ensure careful and proper use with respect to the various types of information possessed by BOS, and shall keep the Company's information confidential. BOS employees shall take all reasonable precautions to ensure that BOS internal information, including information which has been entrusted to BOS by third parties, shall not be disclosed to others, whether in or outside the Company, other than as required by the Company itself, for the purposes of its business. BOS employees shall not publish or give any information concerning the Company to any media representatives, unless with the prior, written permission of the Company's CEO or President.

10.	Inside Information

Employees exposed to internal/inside information shall not make use of this information in order to trade in the Company's shares, whether themselves or through another. BOS has a detailed procedure with respect to the prohibition on the use of internal information.

11.	Loans and Guarantees

BOS employees may receive loans from the Company, as determined by management, however, as a general rule, the Company may not provide personal loans to directors or senior officers, other than pursuant to the exceptions set forth in the applicable laws.

12.	BOS's Facilities

BOS employees are expected to safeguard BOS property from loss or theft, and make use of its assets (facilities, vehicles, information systems, etc) solely for the needs and purposes of the Company, while ensuring compliance with the rules of care and use applicable to these assets. Employees may make limited non-business use of the Company's electronic communications systems, provided that such use: (i) is occasional; (ii) does not interfere with the employee's professional responsibilities; (iii) does not diminish productivity; and (iv) does not violate this Code.

13.	BOS's Values

o	To behave with respect for others.

o	To strive to create a positive atmosphere at the workplace.

o	To ensure that the Company's personnel is managed in a well-organized, efficient, open and fair manner.

o	To protect the environment, and consequently, the health and security of the Company's staff, customers, and the communities where BOS does business.

14.	Responsibility

BOS's employees and managers are each responsible for their own actions, for creating an atmosphere conducive to compliance with this Code of Business Ethics. The senior management of BOS has the extra responsibility of setting an example by their personal performance and an attitude that conveys the Company’s ethical values. That example will lead all employees to treat everyone - associates, clients, prospects, vendors and competitors - with honesty and respect.

15.
Violation of this Code of Business Ethics constitutes a serious disciplinary breach which must be reported immediately to the CFO and the Company's CEO. Significant steps shall be taken against the employee involved in the violation, in accordance with the severity of the violation, and corrective steps shall be taken to the extent possible.